MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands of dollars)

Earnings Available for Fixed Charges:

Net Income (a)	$260,697	$184,805	$170,956	$148,444	$155,849

Income Taxes (b)	145,779	93,974	93,751	86,230	98,341

	406,476	278,779	264,707	234,674	254,190

Rents (c)	11,335	10,194	9,073	8,156	6,561

Interest (d)	56,807	59,101	54,354	51,393	51,201

Total Earnings Available for Fixed Charges	$474,618	$348,074	$328,134	$294,223	$311,952

Preferred Dividend Requirements	$685	$685	$717	$756	$762

Ratio of Income Before Income Taxes to Net Income	153%	145%	153%	158%	163%

Preferred Dividend Factor on Pretax Basis	1,048	993	1,097	1,194	1,242

Fixed Charges (e)	76,814	72,877	68,141	59,549	57,762

Combined Fixed Charges and Preferred Stock Dividends	$77,862	$73,870	$69,238	$60,743	$59,004

Ratio of Earnings to Fixed Charges	6.2x	4.8x	4.8x	4.9x	5.4x

Ratio of Earnings Fixed Charges and Preferred Stock Dividends	6.1x	4.7x	4.7x	4.8x	5.3x

(a)	Net income excludes undistributed income for equity investees.

(b)	Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)	Represents interest portion of rents estimated at 33 1/3%.

(d)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).